Exhibit 99.74
News Release
THERATECHNOLOGIES REPORTS POSITIVE OUTCOME AT ITS
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
Montreal, Canada — March 25, 2010 — Theratechnologies Inc. (TSX:TH) is pleased to announce that it held its annual and special meeting of shareholders in Montreal today. At the meeting, the shareholders of the Company re-elected the current members of the Board of Directors to act as directors, designated KPMG LLP to act as auditors of the Company for the ensuing year and approved the Shareholder Rights Plan. The Shareholder Rights Plan is designed to provide adequate time for the Board of Directors and the shareholders to assess an unsolicited takeover bid for Theratechnologies.
Speaking to the shareholders, Mr. Paul Pommier, Chairman of the Board of Theratechnologies, indicated that the submission of the New Drug Application (“NDA”) to the Food and Drug Administration (“FDA”) in the United States, and its acceptance for review, was a major accomplishment in 2009. He continued by saying that, “every step is one closer to Theratechnologies becoming a revenue-generating company.”
Mr. Pommier assured shareholders that, in 2010, the focus will continue to be on the development of the tesamorelin asset to maximize shareholder value. He noted that Theratechnologies will work together with its existing partner, and/or any future partners, to take full advantage of the commercial opportunities that exist for tesamorelin in the U.S. and in other geographies.
Following Mr. Pommier’s remarks, Mr. Yves Rosconi, President and Chief Executive Officer of Theratechnologies, offered an overview of the Company’s accomplishments over the last year. With the major corporate objective of submitting the NDA being met, Mr. Rosconi stated: “The fact that our file was accepted for review by the FDA without requiring further modifications speaks to the quality of the work presented in our file.” In addition, he noted, “I believe that the regulatory review process is moving in the right direction.”
Mr. Rosconi reminded shareholders that the public meeting before the Advisory Committee of the FDA was now confirmed for May 27th, and that internal teams at Theratechnologies were actively working to prepare for this meeting. Mr. Rosconi added, “With a partner in hand, who is responsible for commercialization in the U.S., we are now working towards entering into agreements with qualified partners in additional geographies.”
Mr. Rosconi concluded his remarks for the current year by citing important targeted milestones to be achieved by the Company. These include: approval for tesamorelin in the United States, the signing of partnerships for additional geographies, as well as the design of additional clinical programs with tesamorelin.
Theratechnologies’ Senior Executive Vice-President and Chief Financial Officer, Mr. Luc Tanguay, provided an overview of the Company’s financial position. Commenting on results made public earlier this week, Mr. Tanguay said that Theratechnologies had completed the first quarter 2010 with $57 million in liquidities and reduced its burn rate. He added that this situation was due mainly to payments received from its commercial partner, combined with a decrease in expenses. “With additional potential milestone payments and a lower burn-rate of approximately $24 million in 2010, we should expect to be in a good cash position at the end of this year,” noted Mr. Tanguay.
About Theratechnologies
Theratechnologies (TSX: TH) is a Canadian biopharmaceutical company that discovers and develops innovative therapeutic products, with an emphasis on peptides, for commercialization. The Company targets unmet medical needs in financially attractive specialty markets where it can retain all or part of the commercial rights to its products. Its most advanced compound,
Theratechnologies Inc.
2310 Alfred-Nobel Blvd., Montréal, Québec, Canada H4S 2B4
Phone: 514 336-7800 • Fax: 514 336-7242 • www.theratech.com

tesamorelin, is an analogue of the human growth hormone releasing factor. In 2009, Theratechnologies submitted a New Drug Application to the U.S. Food and Drug Administration, seeking approval of tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy. The Company’s growth strategy is centered on the commercialization of tesamorelin in the United States and in other markets for HIV-associated lipodystrophy, as well as the development of clinical programs for tesamorelin in other medical conditions.
Forward-Looking Information
This press release contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation. This forward-looking information includes, but is not limited to, information regarding the potential revenues to be generated by the Company, the entering into of strategic alliance agreements with partners in geographies other than the United States, the initiation of clinical programs with tesamorelin and the receipt of milestone payments. Furthermore, the words “will”, “may”, “could”, “should”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or variations of them denote forward-looking information.
Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond the Company’s control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk that tesamorelin is not approved by the FDA for commercial sale in the United States, the risk that the Company is unable to conclude agreements with partners relating to tesamorelin in geographies other than the Unites States, the risk that the design of clinical programs be delayed and the risk that no payment is received if the Company does not meet its milestones.
Although the forward-looking information contained herein is based upon what the Company believes are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Certain assumptions made in preparing the forward-looking information and the Company’s objectives include the assumption, among others, that the FDA will approve tesamorelin for commercial sale in the United States, the Company will enter into agreements with partners in geographies other than the United States and the Company will meet its milestones and receive the payments related thereto.
Consequently, all of the forward-looking information is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments anticipated by the Company will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Company, its business, its financial condition or its results of operation. Furthermore, the forward-looking information reflects current expectations regarding future events only as of the date of release of this press release.
Investors are referred to the Company’s public filings available at www.sedar.com. In particular, further details and descriptions of these risks are disclosed in the “Risk and Uncertainties” section of the Company’s Annual Information Form, dated February 23, 2010, for the year ended November 30, 2009.
Contact:
Andrea Gilpin
Vice President, IR & Communications
Theratechnologies Inc.
Phone: 514 336-7800, ext. 205
communications@theratech.com

2